Exhibit 99.7

DON KURZ Chairman	9785 Drake Lane Beverly Hills, CA 90210 p 310-246-0313 f 310-246-9677

January 30, 2008

To the Board of Directors of EMAK Worldwide, Inc.

Gentlemen:

As noted in the Company’s November 30, 2007 report on SEC Form 8-K, EMAK Worldwide is facing delisting from the Nasdaq Capital Market.  In that filing, the Company stated that it is “currently reviewing options to regain compliance, including discussions with the holder of its preferred stock with respect to a potential restructuring that would result in classification as permanent equity on the Company’s balance sheet.”

As your largest common stockholder, I expect you not to take any action that will dilute the ownership or voting rights of common stockholders in attempting to solve the delisting problem.  I have spoken with several other significant holders of common stock and they all share this view.  If you are negotiating or considering any action to this effect, common shareholders should be consulted.  I, for one, am available to meet to discuss alternatives.

The Company’s Board and its CEO have presided over the destruction of the Company’s value such that it has not earned the minimal net income from continuing operations ($500,000) to qualify for listing, nor has it inspired sufficient confidence in the investment community to merit the $35 million minimum market valuation necessary for continued listing.  Since May, 2005, the Company’s common stock has declined by over 90%, while the Russell 2000 small cap index has risen by approximately 18%.

Common shareholders already were diluted in 2006 when the Company was unable to continue to pay the preferred stock dividend, thereby being forced to lower the conversion price of its preferred stock to $9 per share from $14.75 and increasing the ”as converted” common share ownership and voting power of the preferred to approximately 32% from approximately 22%. (These figures exclude 916,666 warrants owned by the preferred stock holder.)  As stated in the Company’s 2006 Proxy Statement, “this concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to stockholders”.  Other shareholder-unfriendly moves have included instituting a “poison pill” in 2006 to thwart potential value creating actions (removed several months later when shareholders complained) and refusing on three separate occasions since May, 2005 to consider potential transactions that could have resulted in the payment of substantial premiums to all shareholders.  Instead, we now are left with a one dollar stock.

Shareholders have suffered enough without further damage by Board action to rectify its own failings.  I strongly advise you to consult with your common shareholders before taking any action that could impair their ownership or voting rights.  Failure to do so will be yet another instance of breach of fiduciary duty by the Company’s board.

Very truly yours,

/s/ Donald A. Kurz
Donald A. Kurz